UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42684

Rubico Inc.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens - Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 28, 2026, the Registrant issued a press release relating to the acquisition of Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The Share Purchase Agreement

On July 27, 2026, Rubico Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Top Ship Inc. (the “Seller”), an affiliate of Mr. Evangelos Pistiolis, to purchase 500 registered shares of Roman Shark V Inc. (the “SPV”), representing all of the issued and outstanding shares of the SPV. The SPV has entered into a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker is scheduled for delivery in the second quarter of 2029.

The purchase price for all of the shares of the SPV is approximately $6.5 million (the “Purchase Price”) which is payable on the closing of the acquisition of the SPV (the “Closing”) no later than September 30, 2026. A previously paid advance cash payment of $0.3 million will be credited against the Purchase Price. The Company may elect to make the payment of any unpaid part of the Purchase Price for the SPV in the form of newly-issued Series G Preferred Shares.

Pursuant to the SPA, to the extent the Company raises capital through the issuance of any common stock, preferred stock, or other equity interest prior to the Closing, the Company shall be obligated to apply 100% of the net cash proceeds of such financing or equity raises directly toward the payment of the Purchase Price at Closing (the “Cash Sweep”). The Seller may waive the Cash Sweep unilaterally by notifying the Company prior to the Closing.

The Seller has also secured time charter employment with a major oil trader for the vessel, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The total potential gross revenue backlog from this contract, including optional years, is about $75.4 million.

The SPV has entered into a definitive sale and leaseback financing agreement (“Financing”) with ABC Financial Leasing Co., Ltd., a major Chinese leasing company, or its controlled subsidiaries. The Financing is in an aggregate amount of 85% of the pre-delivery installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million, out of which $6.8 million has already been settled. The Financing bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under the Financing, upon delivery of the vessel the Company will make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. The Seller and the Company will provide corporate guarantees in favor of the leasing company.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

The information contained in this Report, except for the commentary of Kalliopi Ornithopoulou contained in Exhibit 99.1, is hereby incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-297207).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: July 31, 2026	/s/ Kalliopi Ornithopoulou
Kalliopi Ornithopoulou
Chief Executive Officer